Exhibit 12.1

L-3 COMMUNICATIONS HOLDINGS, INC. AND
L-3 COMMUNICATIONS CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

Six Months Ended June 30, 2004
Earnings:
Income before income taxes	$252,093
Add:
Interest expense	68,309
Amortization of debt expense	3,616
Interest component of rent expense	13,540
Earnings	$337,558
Fixed Charges:
Interest expense	68,309
Amortization of debt expense	3,616
Interest component of rent expense	13,540
Fixed Charges	$85,465
Ratio of earnings to fixed charges	3.9x